UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 01-9009 CUSIP NUMBER 889068-10-5

(Check One) [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form 10-D [  ] Form N-CEN [  ] Form N-CSR

For Period Ended: January 2, 2021

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

For the Transition Period Ended: _________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Tofutti Brands Inc.

Full Name of Registrant

N/A

Former Name if Applicable

50 Jackson Drive

Address of Principal Executive Office (Street and Number)

Cranford, NJ 07106

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The “Registrant” was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended January 2, 2021 by the April 2, 2021 filing date applicable to smaller reporting companies due to an unanticipated delay experienced by the Registrant due to the death of its Chief Executive Officer and the change in the Registrant’s independent registered accounting firm. The Registrant anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven Kass	908	272-2400
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report that its revenues for the fiscal year ended January 2, 2021 will not be materially different than those of the fiscal year ended December 28, 2019. The registrant expects to report operating income in the 2020 period in an amount that will exceed that of its operating income for the 2019 period. However, these results of operations are still under review and subject to change.

TOFUTTI BRANDS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 5, 2021	By:	/s/ Steven Kass
Steven Kass, CFO